UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Black Nickel Acquisition Corp III

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Copy To:
Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr
New York, NY 10006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul T. Mannion Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.05% (based on 1,665,000 shares of Common Stock issued and outstanding)
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Shares"), of Black Nickel Acquisition Corp. III, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 300 Colonial Center Parkway, Ste. 260, Roswell, Georgia 30076.

Item 2.	Identity and Background

(a)  This statement is being filed by Paul T. Mannion Jr. (the “Reporting Person”).

(b)  The business address of the Reporting Person is 300 Colonial Center Parkway, Ste 260, Roswell, Georgia 30076.

(c)  The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Director at Street Capital Corporation, located at 300 Colonial Center Parkway, Ste 260, Roswell, Georgia 30076.

(d)  The Reporting Person has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)  During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f) The Reporting Person is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Considerations

On April 7, 2009, the Reporting Person purchased 250,000 shares of the Company’s common stock from the Company’s former officer along with a half ownership of a promissory note for an aggregate purchase price of $2,010 using personal funds. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns 750,000 or 45.05% of the issued and outstanding common stock of the Issuer. The Reporting Person has the sole power to vote or dispose of all of the Shares.

Except as set out above and as previously disclosed in Schedule 13D, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person or entity with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 25, 2009

/s/ Paul T. Mannion Jr.
Paul T. Mannion Jr.